UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

INNOSPEC INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-13879	98-0181725
(State or Other Jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

8310 South Valley Highway Suite 350 Englewood Colorado	80112
(Address of principal executive offices)	(Zip code)

David Williams

Vice President, General Counsel & Chief Compliance Officer

(303) 792 5554

(Name and telephone, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Innospec Inc. (the “Company”) is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended.

The description of the Company’s reasonable country of origin inquiry (“RCOI”) process, the results of its RCOI and the determination it reached as a result of its RCOI process and a description of its due diligence on source and chain of custody is included in the Company’s Conflict Minerals Report attached as an exhibit to this Form SD and incorporated herein by reference.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at http://www.innospecinc.com/aboutus/corporate-governance/conflict-minerals. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.

Item 1.02 Exhibit

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INNOSPEC INC.

By:	/s/ David E. Williams
Name:	David E. Williams
Title:	Vice President, General Counsel & Chief Compliance Officer

Date: May 23, 2016

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

1.01	Conflict Minerals Report

3